Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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January 8, 2013

VIA EDGAR David R. Humphrey Accounting Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Diana Containerships Inc. Form 20-F for the Fiscal Year Ended December 31, 2011 Filed February 23, 2012 File No. 001-35025

Dear Mr. Humphrey:

On behalf of Diana Containerships Inc. (the "Company"), we submit this response to your letter dated December 28, 2012, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") presented comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2011. The Company's responses, together with the Staff's comments, are set forth below.

Our Fleet- Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels, page 64

1.
We note that the aggregate carrying value of the vessels in your fleet as of December 31, 2011 exceeded their aggregate charter-free market value by approximately $33.8 million. In order to present a balanced disclosure that highlights not just the potential impairment but also the trend of vessel values, please expand your disclosure with respect to the charter-free basic market values of your vessels to present and discuss such values on a comparative basis.

Response:  The Company notes the Staff's comment and respectfully proposes to revise its disclosure in future filings of its annual report on Form 20-F to include a comparative analysis of how the carrying values of the Company's vessels compare to the charter-free market value of such vessels as of each balance sheet date presented in the financial statements included in the relevant annual report on Form 20-F.  Had the Company presented such information in its annual report on Form 20-F for the year ended December 31, 2011, the related disclosure would have been as follows (changes to the original disclosure are marked):

David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
January 8, 2013

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In Critical Accounting Policies – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels.   Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy.  Based on: (i) the carrying value of each of our vessels as of December 31, 2011 and 2010, and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2011 and 2010, the aggregate carrying value of the vessels in our fleet as of December 31, 2011 and 2010 exceeded their aggregate charter-free market value by approximately $33.8 million and $0 million, respectively, as noted in the table below. This aggregate difference with respect to 2011 valuations represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2011, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy.  For purposes of this calculation, we have assumed that our vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2011 and 2010. However, as of the same dates, all of those container vessels were employed for their remaining charter duration, under time charters which we believe were above market levels.  We believe that if the vessels were sold with those charters attached, we would have received a premium over their charter-free market value. However, as of December 31, 2011 and 2010 and as of the date of this report, we were not and are not holding any of our vessels for sale.

Our estimates of charter-free market value assume that our vessels were all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of charter-free market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them.  We also refer you to the risk factor entitled "Vessel values may fluctuate which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels".

David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
January 8, 2013

Vessel		TEU	Year Built	Carrying Value as at December 31, 2011 (in millions of US dollars)		Carrying Value as at December 31, 2010 (in millions of US dollars)
1	Sagitta	3,426	2010	43.8	*	45.2
2	Centaurus	3,426	2010	45.4	*	46.8
3	Maersk Madrid	4,206	1989	21.8	*	-
4	Maersk Malacca	4,714	1990	23.9	*	-
5	Maersk Merlion	4,714	1990	23.9	*	-
	Vessels Net Book Value			158.8		92.0
_______________________________
* Indicates vessels for which we believe, as of December 31, 2011 the charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $33.8 million as of December 31, 2011.

Critical Accounting Policies, page 65

Impairment of Long-lived Assets, page 66

2.
We note from your disclosure that projected net operating cash flows used in your impairment analysis utilizes estimated daily time charter equivalent for the unfixed days, based on the most recent ten-year blended, for modern and older vessels, average historical 6-12 months' time charter rates. Please revise to disclose the ten-year blended average historical one-year time charter rates used in your impairment analysis. Also, please disclose, in tabular form, the 1-year, 3-year, and 5-year blended rates and the effect the use of each of these rates would have on your impairment analysis.

Response: The Company notes the Staff's comment and respectfully proposes to revise its disclosure in future filings of its annual report on form 20-F to include the ten-year blended average historical one-year time charter rates used in its impairment analysis as well as to disclose, in a tabular form, the 1-year, 3-year and 5-year blended rates and the effect the use of each of these three rates would have on the Company's impairment analysis.

Had the Company presented such information in its annual report on Form 20-F for the year ended December 31, 2011, the related disclosure would have been as follows (changes to the original disclosure are marked):

Impairment of Long-lived Assets

We evaluate the carrying amounts, primarily for vessels and related drydock costs, and periods over which our long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current economic and market conditions are having broad effects on participants in a wide variety of industries. The current conditions in the containerships market with decreased charter rates and decreased vessel market values are conditions that we consider indicators of a potential impairment.

David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
January 8, 2013

We determine undiscounted projected net operating cash flows for each vessel and compare them to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, the charter revenues from existing charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days, based on the most recent ten-year blended, for modern and older vessels, average historical 6-12 months time charter rates available for each type of vessel , over the remaining estimated life of each vessel net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%. Effective fleet utilization is assumed at 98%, taking into account the period(s) each vessel is expected to undergo its scheduled maintenance, drydocking and special surveys, as well as an estimate of 1% off hire days each year, which assumptions are in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy.

Set forth below is an analysis of the average estimated daily time charter equivalent rate used in our impairment analysis.

Average estimated daily Time charter equivalent rate used
Up to 4,000 TEU	$23,135
More than 4,000 TEU	$28,262

For the purposes of presenting our investors with additional information to determine how the Company's future results of operations may be impacted in the event that daily time charter rates do not improve from their current levels in future periods, we set forth below an analysis that shows the 1-year, 3-year and 5-year average blended rates and the effect the use of each of these rates would have on the Company's impairment analysis.

	1-year (period)	Impairment charge (in USD million)	3-year (period)	Impairment charge (in USD million)	5-year (period)	Impairment charge (in USD million)
Up to 4,000 TEU	$14,871	-	$11,565	14.2	$18,156	-
More than 4,000 TEU	$19,854	-	$15,497	-	$22,115	-

____________________

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1265.

Very truly yours,

SEWARD & KISSEL LLP

		By:	/s/ Edward S. Horton

cc:	Andreas Michalopoulos
Chief Financial Officer
Diana Containerships Inc.
Pendelis 16, 17564 Palaio Faliro,
Athens, Greece

Diana Containerships Inc.
Pendelis 16, 17564 Palaio Faliro,
Athens, Greece

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: David R. Humphrey

Re:           Diana Containerships Inc.

January 8, 2013

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	The Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

DIANA CONTAINERSHIPS INC.

By:	/s/ Andreas Michalopoulos
Name:	Andreas Michalopoulos
Title:	Chief Financial Officer